Invest in QuirkChat (Quirktastic Inc)

Let's Talk Geek! Social video and collaboration app
rivaling TikTok 🦄



🐦 📷 🔗 QUIRKTASTIC.CO CONCORD NC   [Entertainment] [Software] [Technology] [Female Founder] [Minority Owned]

ABOUT   UPDATES⁷   REVIEWS⁶⁴   ASK A QUESTION⁸

Why you may want to invest in us...

1 25,000+ monthly active users in US, Canada, and Europe since March 2019

2 Partnerships with HBO and Warner Bros.

3 ~$200K revenue since app launch

4 Competitive landscape valuations ($50 Billion)

Why investors ❤ us

WE'VE RAISED $317,581 SINCE OUR FOUNDING



*The team has built a platform that not only supports passionate communities,
but also helps them grow. They've listened to and engaged with their users,
built features that enable better communication, collaboration, and
connection, and in doing so have cemented a position that will be difficult for
competitors to reach. This opens up a world of possibilities for marketplace
transactions, tooling for influencers, and partnerships. Their organic word-of-
mouth validates their progress, and I'm excited to see the company grow.*

Timothy Marshall Software Engineer, Anomalo

[LEAD INVESTOR ❷] [INVESTING $2,000 THIS ROUND]



*Bee is a fantastic founder who I believe will crush any goals she sets for
herself! I love the mission of the company and I think she is absolutely the
right person to make this quirky community a success.* ⌄

Maxeme Tuchman ⭐
Latina #FemaleFounder @Caribu. Working for exponential change in #EdTech:
TFA.GatesFdn.MayorBloomberg.WhiteHouse44. HBSAlumni.ToyotaMOI

[SEE MORE]

Our team



Bee Law
Founder and CEO
*Cytogenetic scientist turned community-building champion. Ex-Yelp. Snap Inc'
Yellow Alum 2019. Host of EMO CEO podcast. Lover of alt rock and mystery
anime.*




Warren Ng
Tech Advisor at Quirktastic



Growth engineer at Instacart. Early engineer at three previous startups. Lover of social neuroscience. Freakishly good at tetris. Have watched 2041 days worth of anime.





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Lauren Grant

Chief Content Officer at Quirktastic

Producer of a number of fan films and government funded docuseries. Leading video content and commercials at Quirk. Nujabes #1 fan.



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In the news

Snap shares its in-house accelerator's next 10 investments

After generally being the butt of the public market's jokes since its IPO, Snap is having a killer 2019, with its stock price nearly tripling in value. The successes are perhaps giving the company a moment to pause and

September 3, 2020 @ techcrunch.com

SEE MORE

Downloads



QuirkChat Deck 2 .pdf

We believe niche online communities are the future of social networking.

kk

Our Team
Small, yet experienced and well connected
Bee Law
Founder/CEO
Head of Product
Dipal Patel
Tech Lead
Warren Ng
Tech Advisor
Lauren Grant
Chief Content Officer
Candice Johnson
CFO
Our Network

At our company, we spent a year interviewing and working with 300 hundred of our early adopters of cosplayers, gamers and geek content and event creators to create a platform where people feel supported in exploring their interests online.

QuirkChat is a social video and collaboration platform for geeks and hobbyists that emphasized community moderation and community building.

Meet Real User, Frankey.
Frankey is in her mid 20s and has a video podcast with a small following that talks about controversial anime opinions. Most of her IRL friends are not into anime, so most of her friends are online or from conventions.
Relevant Behaviors
She is on TikTok but posts them all to
NANI?!
Interests


community.
There are several ways that users like Frankey can use our app:
How Friends Describe Me:
Organized, passionate, Aggressive, and fun!

There are 3 main features to the streamlined update for our app: **Quips, Podchats and Squads**.

Quips


For You
Discover
INTRODUCING QUIPS
Create 15 second Quips around a topic or question and let others add responses that can be shared on social media

Members can create 15 second collaborative video responses to user generated topics to voice their opinions and combined 4 quip responses to share on other platforms. For example, if I wanted to give my opinion of Why K-Pop is better than country music, several other users could also chime in with a video response.

Podchats


For You
Discover
We've set you up with a live Podchat with up to 3 other people because you seem to like Anime. Click below to accept within the next 90 seconds.
Topic: What anime are you watching these days?
Join Podchat
Decline invitation
Live Podchats
Comments
Greg A.
I like that anime too! What did you think of that last episode?
PODCHATS
Group livestreams with new people or old friends. Set the topic or accept one of our invitations.

We also help introverts make friends on our app by sending invitations for small pod like video conferences with in-house topics based on self-selected interests from their profile, as well as group livestreams for online personalities.

Squads


LAN Party Gamer Squad
2,022 members
Join Squad
A squad for diverse gamers looking to make new friends
General Chat Lounge
Voice Chat Lounge
Overwatch Gamers Lounge
NEW D&D LOUNGE!
BLACK LIVES MATTER



SQUADS — Easily grow, organize and monetize your community on QuirkChat or join other squads to talk with new people

QuirkChat has added all the tools for community organizers to take the connections they've made elsewhere on the app or on the internet and create channel chats for closer connections with like-minded individuals.



Our Traction (Since March 2019)
Amount Raised: $250,000

| 28,000 Monthly Active Users | 6.78x Daily App Opens | $0.28 Cost Per Install |
| 61% 30 Day Retention Rate | 34% Stickiness | $11 Avg Revenue Per User |



Monthly Active Users

We have focused on **organic user growth** as we improve our product, spending only $600 total on Facebook ads.

Most of our users source from our **Instagram** and **word of mouth** from current users.

2,667 — Q2 2019
7,002 — Q3 2019 — Snap Inc Yellow Accelerator
14,471 — Q4 2019 — Added the beta Podchat feature and current design
19,310 — Q1 2020 — *COVID19; most growth in March
24,256 — Q2 2020
27,657 — Q3 2020 — *less growth due to rebranding (i.e. less effort)

Business Model



Our Business Model

E-commerce
$54.45 Average order value
63% margins

2021 Microtransactions
Support your favorite Quip creators, friends and Squads

2022 Partnered Quips
Heavily curated through in-house influencer network
CPM: TBD

Our business model is direct to consumer and in-app microtransactions. Similar to other gaming centric platforms, users can buy digital goods or tip their favorite creators with "Snacks". For math, 1 qoin is $0.03 USD and Snacks cost between 35-250 qoins. These are already actions that users are familiar taking on adjacent platforms like Twitch and Discord.







Microtransactions
1 qoin = $0.03
Snacks= 35-250 qoins
50/50 Creator Split

Support Your Friends
Want to make your Quirk friend's day? Tip their Quips and Podchats or surprise their inbox with some Snacks!

Support Your Squads
Have a Squad that you spend a lot of time in? Consider subscribing or buying one of their emojis and sticker packs!

Successful brands with similar business model: Kofi, Patreon, YouTube Gaming, Twitch, Caffeine.TV, mobile games, Meetup.com



2020 Revenue
$165K ARR
THE QUIRK SHOP
$54.45 Average order value
63% margins
$1.89 CAC

Competition, Financials and Exit Strategy

Competition

	QuirkChat	Kippo	Amino App	Discord
Funding Raised	$250K	$2MM	$72.4MM	$250MM
Monthly Users	28,000	25,000	Not disclosed	100MM
Geek Fandom Niche	●	●	●	●
Video Collaboration	●			●
Community Hosting Tools	●		●	●
Built-in Monetization Tools	●			Limited to few communities and not personalized
Majority women and POC	●			

Financials

Our value proposition lies within our community. Revenue growth will be proportionate to community growth.

ARPU will increase as product offerings from the community increases.

Customer Acqusition Strategy

Squad Community Builder Incentives
Micro Influencer campaign
Target US Comic, Anime & Gaming Conventions (~30MM)
$0.28 CPI

$150 Million
10% of **25 million users** spending $60

$36 Million
10% of **10 million users** spending $36

$2.2 Million
10% of **2 million users** spending $11

$118,250

$220,000
ARPU = $11

| 2019 | 2020 | 2021 | 2022 | 2023 |

Exit Strategy

Building the largest, geek fandom niche usership will provide for multiple exit opportunities that will result in a high ROI






IPO Consideration





Projections in charts above are not guaranteed.

Niche online spaces are the future and are positioning ourselves to be the platform of choice for community builders and candid geek fandom conversations If you would like to learn more about our company and support us while we build a better social network for the current and future generations, please download our app.

Investor Q&A

+ EXPAND ALL

What does your company do?

QuirkChat is a social video and networking platform where geeks and hobbyists can create and join fandom communities and create collaborative video responses to fandom related topics. Our goal is to be a one stop shop for all things fandom that sets the standard of social online responsibility for future generations. Members can create 15 second collaborative video responses to user generated topics to voice their opinions and combine 4 quip responses to share on other platforms.

Where will your company be in 5 years?

Quirktastic's goal is to be the one-stop conglomerate for anything involving geek fandom. In 5 years, Quirktastic will have 50 million MAU and our in-app currency will allow for tangible and downloadable retail partnerships. Depending on the technology, we will also be leveraging in-app VR experiences for virtual conventions and connections. The ultimate goal is to acquire aligned media, e-commerce and virtual experience related companies and then go for an IPO. Projections not guaranteed.

Why did you choose this idea?

As one of the 76 million people in the US who participate in anime and gaming fandom, I found it hard to find people to talk to without facing harassment online. Our company spent a year interviewing and working with hundreds of cosplayers, gamers and geek creators to create a platform where people feel supported in exploring their interests.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We predict that future generations will spend a majority of their time making and cultivating friendships online, and that interest based communities will win. Quirktastic focuses on both of these predictions and we are targeting fandom interests, especially anime, gaming and k-pop.

In addition, Quirktastic also caters to Fandom Creators (youtubers, streamers, bloggers), Fandom Organizers (comic and gaming conventions, barcades, esports leagues) and Fandom Brands (Marvel, AMC, Warner Bros, etc.). With COVID-19, we realized that many of these types of users were left without ways to monetize online or cultivate community around their brands. Therefore Quirktastic invented the qoin shop and online con podchats that allows for this.

What is your proudest accomplishment?

Before COVID-19, our platform monetized by event ticket transaction fees and we also hosted our own events for the community. After COVID-19 became a worldwide pandemic, all of our event partners were forced to cancel their event, which led to us losing about 75% of our projected revenue for the year. Though, instead of dying or abandoning our customers, we have pivoted to focus on helping them build their communities online and host online events through our group livestreaming platform.

How far along are you? What's your biggest obstacle?

We have 55,000 downloads and have made about $200,000 in revenue. To grow faster, we will need an influencer marketing budget, as most of our downloads have come from word of mouth

Who are your competitors? Who is the biggest threat?

Our adjacent competitors are Amino app, Twitch, Fandom Wikia and Discord when it comes to community. This is encouraging as all companies are valued between $500MM-$3.75B. The features of QuirkChat make it easy to evolve to be a more complete platform, similar to a Facebook for Fandom, compared to the specialized platforms listed.

Also, our company sets a community guideline standard that is not known for being a standard in these platforms.

What do you understand that your competitors don't? ⌄

Similar to Facebook's strategy, your approach to community has to be multi-pronged. Solving only a small portion of a large yet niche communities needs will leave them looking for multiple options and will result in lots of turnover. That's why we have a "one stop" goal.

How will you make money? ⌄

Direct to consumer through microtransactions. Users buy qoins through the app or earn qoins by watching in-app video ads to either tip their favorite podchatters, give virtual gifts ("Snacks") to their friends, or by merchandise from The Quirk Shop or our retail partners. 1 qoin = $0.03 and they start at 100 qoins for $2.99. We've made revenue of about $200,000 since our app launch.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Security and privacy issues. We've built a lot of trust with our community and as we've seen in Facebook and other similar platforms, security breaches lead to a lack of trust. So far, we've worked with AWS to build as secure of a system as we can afford. After raising either a large Seed or Series A, we plan to invest heavily into security.

What do you need the most help with? ⌄

Investors with experience in growth hacking or marketing and branding are always the most helpful for any start up team.

What would you do with the money you raise? ⌄

$250,000 raised will help support our team as we finish building our updated interface for event organizer monetization and will also allow us a budget for marketing our new services. Our app has a low cost per install of 0.23 cents, therefore this grant could also help our company grow our community by over 500,000 new members and in turn help us achieve both our mission and monetization goals faster.